[AmeriServe Logo]                                               [ProSource Logo]



FOR IMMEDIATE RELEASE


Contact:
AmeriServe                                                    ProSource
Samantha Crosby                                               William F. Evans
972-338-7302                                                  305-740-1406


                        AMERISERVE AND PROSOURCE TO MERGE
                           IN $342 MILLION TRANSACTION


          DALLAS, TX and CORAL GABLES, FL, January 30, 1998 - AmeriServe Food Distribution, Inc., a subsidiary of Holberg Industries, Inc., and ProSource, Inc. (NASDAQ: PSDS) jointly announced today that they have signed a definitive merger agreement under which AmeriServe will acquire all outstanding shares of ProSource. The transaction will solidify AmeriServe's position as one of the largest foodservice distributors in North America and enable it to deliver food, supplies and equipment to 38,000 restaurants in the United States, Canada and Mexico.

          Under the terms of the merger agreement, AmeriServe will pay $15.00 in cash for each outstanding share of ProSource common stock. AmeriServe will also refinance all of ProSource's outstanding debt. The transaction has a total value of approximately $342 million.

          "The combination of AmeriServe and ProSource provides an unmatched opportunity to realize significant benefits for our customers," said AmeriServe Chairman and CEO John V. Holten. "AmeriServe has always sought to be the low cost provider in the foodservice distribution industry and to provide the best service at the lowest possible cost. We will keep a sharp focus on maintaining and improving customer service as we integrate our two companies."

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          "The  decision to combine  with  AmeriServe  was reached  following an exploration of strategic alternatives by ProSource. That process demonstrated clearly that AmeriServe and ProSource share the same values and commitment to customer service," said David R. Parker, Chairman of ProSource. "We too have sought to provide customers with outstanding service at a low cost. The merger of our two companies will accelerate these efforts. The entire ProSource team and I look forward to working towards a smooth and seamless transition."

          "Acquiring and merging distribution companies and investing the necessary capital to integrate them into a single, efficient system has been our history; the combination of AmeriServe and ProSource is the next logical step," Holten said. "Together, we expect to achieve service excellence and cost savings as we move forward and we plan to share the resulting benefits with our customers as they are realized over time.

          "In addition, the timing of this transaction is ideal. AmeriServe is in the initial phase of an aggressive $150 million capital improvement program that has already built or expanded distribution centers in Minneapolis, Grand Rapids, Cincinnati and Fort Worth. New distribution centers are under construction in Orlando and Denver and new facilities are planned for Memphis, Atlanta and Charlotte. We will be enhancing our state-of-the-art systems and technology platform to take us well into the next century," Holten concluded.

          "This transaction is also a reflection of the hard work and dedication of the associates of ProSource," Parker continued. "Their efforts have built ProSource into one of the finest companies in the foodservice distribution industry. Combining our two companies creates a larger, stronger company with outstanding career opportunities for the employees of both companies."

          The combined AmeriServe and ProSource will employ 8,500 people and generate pro forma sales of $9.4 billion. It will serve approximately 38,000 restaurants in the United States, Canada and Mexico, including Arby's, Burger King, Chick-fil-A, Chili's, Dairy Queen, KFC, Long John Silver's, Olive Garden, Pizza Hut, Red Lobster, Sonic, Taco Bell, TCBY, TGI Friday's and Wendy's. AmeriServe will continue to have its headquarters in Dallas and maintain certain corporate functions in Coral Gables.

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          The  merger  is  subject  to  customary  regulatory  approvals.   Onex
Corporation, which owns approximately 61% of ProSource's outstanding stock, representing 85% of the voting power, has committed to vote in favor of the merger, which will assure the necessary shareholder approval. The merger is expected to close in the second quarter.

          ProSource is a leader in providing foodservice distribution to restaurants in North America. ProSource also provides purchasing and logistics services to the foodservice market. The Company's 3,500 employees serve approximately 12,500 restaurants from a nationwide network of distribution centers and its Corporate Support Center in Coral Gables, Florida.

          AmeriServe is one of the nation's largest foodservice distributors. It serves a total of 25,500 restaurants in the United States, Canada and Mexico and has more than 5,000 employees operating out of 35 distribution centers. AmeriServe also has customer support offices in Wichita, KS, Louisville, KY, and Irvine, CA, in addition to its corporate headquarters in Dallas.

          Holberg Industries, Inc. is a privately owned, diversified service company headquartered in Greenwich, Connecticut, with annualized sales of $5.9 billion and 9,300 employees. Along with AmeriServe, Holberg owns APCOA, Inc., one of the largest operators of paid parking facilities in North America. APCOA recently announced it had signed a definitive merger agreement with Standard Parking, which will create a company with approximately $1 billion of pro forma revenues, operating parking facilities in 50 North American cities.


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